-FOR IMMEDIATE RELEASE-

ELRON UPDATES ON DEVELOPMENTS OF PROPOSED IPO PROCESSES OF
THREE OF ITS GROUP COMPANIES

Tel Aviv, May 30, 2007 - Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), announced today that further to its announcement on April 29, 2007, Starling Advanced Communications Ltd, in which Elron holds approximately 27% directly and approximately 46% indirectly through its subsidiary, RDC – Rafael Development Corporation (“RDC”), has received a permit from the Israeli Securities Authority (“ISA”) to list its securities on the Tel Aviv Stock Exchange (“TASE”). Starling proposes to raise approximately $14 million (approximately half of which consists of convertible interest-bearing debentures, the proceeds of which will be used by the company upon achieving certain milestones) in its initial public offering on the TASE expected to take place on or about the beginning of June 2007. Elron has undertaken to participate in the proposed offering by investing approximately $4 million. In addition, immediately prior to and conditional upon completion of the proposed offering, existing shareholders of Starling, including Elron and RDC, will convert shareholders loans in the amount of approximately $6.5 million. Upon completion of the proposed offering, Elron expects to hold approximately 32% directly and approximately 36% indirectly through RDC, of Starling’s outstanding shares.

Elron further announced that two of its other group companies, BrainsGate Ltd., 22% held by Elron and Sela-Semiconductor Engineering Laboratories Ltd. in which Elron holds approximately 12% directly and approximately 54% indirectly through RDC, both of which filed requests with the ISA to list their respective securities on the TASE, have decided not to proceed at this stage with their respective proposed public offerings on the TASE.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)